FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Yanacocha Suspends Construction at the
Conga Project in Agreement with the
Government of Peru

Lima, Peru, November 30, 2011 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company announced today that Minera Yanacocha S.R.L (Peruvian gold producer held by Buenaventura 43.65%, Newmont 51.35% and the IFC 5%) , in agreement with the government of Peru, has suspended construction activities at the Conga project (or the “Project”) in Peru for the safety of employees and community members. During the past month, the Conga project has experienced intermittent work stoppages as a result of ongoing protests in the region. Beginning in October 2011, anti-mining activists expressed concerns about perceived impacts of the Project on the local water supply. The Conga Environmental Impact Assessment was approved in 2010 after extensive review by the Peruvian government, which included significant engagement and consultation with local communities.

Buenaventura considers this a prudent decision in order to reestablish law and order in the Cajamarca Region that is under social unrest. The Company believed that Conga is a feasible mineral deposit and that the well being of the people in Cajamarca moving forward will depend on the development of this and other mineral deposits in the Region. Buenaventura believes that Yanacocha should continue working hard to develop the social acceptance of the project.

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, said: “Suspending construction activities in Conga does not mean that we do not believe in the project. We think this is the best thing we can do for the people in Cajamarca and for the country. Buenaventura is committed to Peru and will keep on working enthusiastically to develop new projects with a better social and environmental understanding in Peru.”

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, La Zanja, Uchucchacua, Antapite, Julcani and Recuperada), has controlling interest in two mining companies (CEDIMIN and El Brocal), as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.3% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2010 annual report on Form 20-F, contact the persons indicated above.

Cautionary Statement
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company’s, Yanacocha’s and Cerro Verde´s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company’s 2006 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company’s other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any “forward-looking statement,” to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 30, 2011